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03 DEC 30 7:21

GGL DIAMOND CORP.

904 - 675 West Hastings Street
Vancouver, B.C. Canada
V6B 1N2

Tel: (604) 688-0546
Fax: (604) 688-0378

03045422

December 12, 2003

PRESS RELEASE

SUPPL

GGL ANNOUNCES PRIVATE PLACEMENT FINANCING OF UP TO $1,125,000

Raymond A. Hrkac, President of **GGL Diamond Corp. (GGL.TSX Venture)** announces that the Company is raising up to $1,125,000 by way of a non-brokered private placement through the sale of up to 2,500,000 flow-through shares at a price of $0.45 per share to close on or about December 30, 2003.

This financing is in addition to the Company's current cash and short-term investments which are in excess of $1.3 million plus $1.7 million in options and warrants which are expected to be exercised prior to mid-July, 2004. With these funds the Company will be well financed to proceed with its planned CH drilling and exploration program and other attractive opportunities.

Exploration work on the diamondiferous Doyle Lake sill and other claims adjacent to the Gahcho Kue project are covered under the GGL/De Beers Canada Exploration Inc. joint venture agreement and are fully funded to production by De Beers.

The subscription proceeds from the financing will be used for mineral property exploration and renounced as Canadian exploration expense to the subscribers. The private placement is subject to acceptance for filing by the TSX Venture Exchange.

GGL DIAMOND CORP.

Raymond A. Hrkac
President

dlw 1/7

For more information, please check our web site at www.ggldiamond.com. If you would like to speak to someone or have questions, please contact Marsha D'Angelo or Susan de Stein at (604) 684-3376.